January 14, 2005



Mail-Stop 0408
Via facsimile and U.S. Mail (213) 892-5454

Mr. Gary Lewis Evans
President and Chief Executive Officer
BofI Holding, Inc.
12220 El Camino Real, Suite 220
San Diego, CA 92130

	Re:  BofI Holding, Inc.
                    Form S-1, filed December 16, 2004
	        File No. 333-121329

Dear Mr. Evans:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Prospectus Cover Page
1. Revise to include a price range for the securities to be offered.
2. Revise the "Open IPO" narrative to indicate the minimum size for the bid in the auction.


Table of Contents
3. Revise to delete the exhibits or, if you plan on delivering them to potential investors, include them as part of the prospectus and re-caption them as appendices.

Prospectus Summary
4. Please delete the third paragraph. Abreviations used in the prospectus must be clear and understandable to the reader without referring to a key.
General- page 1
5. Revise the first sentence to indicate the Company`s focus is on attracting consumer deposits and originating and purchasing multi-family residential real estate loans held for investment purposes.
6. Noting that the Company already is attempting to attract deposits in all 50 states, revise the second paragraph to explain how you might "rapidly increase deposits". Also, revise the last sentence of the second paragraph to clarify which markets you operate in with regard to deposits and loans.
7. Revise the 2002 to 2004 growth disclosures to add bullets for return on equity, increases in FHLB advances, core capital and multi-family loans held for investment.

Business Strategy- page 2
8. Revise each bullet to explain how you plan to implement each strategy and the anticipated costs and timing of each item. In addition, noting that you outsource your appraisal, servicing, foreclosure and other loan functions, explain in bullet 4 how loan originations can be increased without significant additional costs.

Corporate Information- page 2
9. Revise the disclosures to list all websites and the purpose of each website. Also, identify all subsidiaries, indicate whether active or not, and identify the purposes of each.



The Offering- page 3
10. Revise to add line items for both "Common Shares outstanding as of December 16, 2004" and "Common Stock outstanding as of December 16, 2004, assuming exercise and conversion of all outstanding derivative securities".
11. Revise the last bullet on page 3 to indicate the number of shares issued and/or reserved for issuance under each plan referenced.

Performance Ratios and Other Data - page 6
12. Please include the dollar amount of non-performing loans in you portfolio here and on page 26. In future filings, when you have a meaningful ratio, you may substitute the ratio of the allowance for loan losses to non-performing loans.

Risk Factors- page 7
Risks Relating to Our Business
13. Revise the first risk on page 8 to use the penultimate sentence in the third paragraph as the caption.
14. Revise the risk on needing additional capital to disclose whether or not you anticipate raising additional capital in the next 12 months.
15. Revise the last risk on page 8 (carried over to page 9) to use as the caption the last sentence in the first full paragraph on page 9.
16. Revise the last risk factor on page 11 to disclose the purchases during the last 2 years, by year and disclose whether or not the Company has incurred losses or lower yields on bulk loans purchased.
17. Revise the risk factor starting at the bottom of page 12 to list which services are provided by third parties. In addition, disclose the amount paid for these services during each of the last two full years. If there has been a material increase, explain why.
18. Revise the second risk on page 13 to disclose the amounts paid in each of the last two full years for these services. If there has been a material increase, explain why.
19. Revise to delete the risk factor on broad discretion in the use of proceeds. The Use of proceeds section should list the priorities of the uses and the right to change such uses. See Instruction 7 to
Item 504 of Regulation S-K.



Use of Proceeds - page 20
20. Revise to use a chart beginning with gross proceeds, then offering expenses, then net proceeds followed by the uses in priority order. With regard to the debt, add a footnote with the amount and terms and disclose what it was used for. See Instruction 4 to Item 504 of Regulation S-K. The November 30, 2004 date should be updated to the most recent practicable date.

Capitalization - page 21
21. In the second bullet point, please disclose the assumed sales price per share used in the computation.

MD&A
Liquidity and Capital Resources - page 43
22. It appears that the Company`s loans have grown faster than the deposits to fund them and therefore, borrowings have greatly increased. Revise to discuss this and whether or not future periods can expect a similar scenario requiring additional borrowings or if the capital from this offering will alleviate or end this growth pattern.
23. With regard to the December 13 trust agreement, please file the trust agreement as an exhibit in the next amendment and advise us whether or these securities will be sold in a registered offering or if not, what exemption will be claimed.
24. Supplementally advise the staff if the Company is party to any SPE`s, off-balance arrangements or similar deals. If so, disclosure should be added.
25. Confirm supplementally that the Company has not entered into any hedging or other derivatives during the last two full fiscal years and the current interim period.


Business
General- page 30
26. We note that the discussion is almost the same as that found under General on page 1. In our plain English release we advised issuers that it is usually better to say something once and only once. Please review your document for redundancies and where you have them to consider whether or not the reader is better off with or without them.
27. If this section is retained, revise to make changes consistent with our comments on the Prospectus Summary.
Business Strategy - page 50
28. The bullet points should be revised to disclose specifics, such as, costs anticipated in the next 12 months, new marketing plans and areas, new products and services, etc.
29. Noting the reference to loan brokers in the third bullet, supplementally advise the staff if the Company has agreements with loan brokers or others involving loans purchases. If material, they should be filed as exhibits.

Lending and Investment Activities
General - page 51
30. Revise the first paragraph to indicate whether the originations, purchases and sales are both fixed and adjustable or just fixed or just adjustable.
31. Revise the narrative preceding the last table on page 53 to disclose whether the LTV`s are based on initial appraisals or a more recent appraisal or initial appraisals less principal repayments.

Loan Underwriting Process - page 57
32. Revise the last paragraph on page 57 to disclose whether the Company requires updated appraisals and cash-flow analysis on all loans held for investment.

Deposit Marketing - page 62
33. Revise to disclose whether or not the Company has obtained any "brokered deposits".





Borrowings - page 63
34. Noting the discussion regarding funding asset growth through FHLB advances, revise the second paragraph to explain why funds were borrowed instead of using additional FHLB advances.

Employees - page 66
35. Noting the small number of employees compared to the assets of the Company, provide a breakdown of the functions, such as, administrative, lending function, internet support function, etc.
Director Compensation - page 73
36. Supplementally advise the staff if the Company does any business with any entities affiliated with the non-employee directors. If so, please describe the nature of the business and the amount paid/received from each entity.

1999 Stock Option Plan - page 75
37. It appears that the options outstanding exceed the 15% limitation described in the narrative. Supplementally advise or revise.

Limitations on Liability - page 79
38. Noting unfilled exhibit 10.1, revise to summarize the indemnification provisions contained in Exhibit 10.1.
Certain Relationships and Related Transactions
Preferred Stock - page 81
39. Revise to include the disclosures contained in the first paragraph under "Convertible Preferred Stock" on page F-23 in footnote 10.


Plan of Distribution - page 99
40. As you note in your cover letter, the distribution to be used in this transaction is the "OpenIPO" auction method of distribution and, as you correctly note your cover letter, in an effort to provide uniformity of disclosure to investors in prospectuses for OpenIPO offerings, the description of the plan, including each change in the plan, has been reviewed and commented on by the Division`s Chief Counsel`s office. That office has not completed their examination of this filing and when they do, they may have additional comments.
41. Supplementally provide the staff with an illustration or example of the situation contemplated by the last sentence in the third paragraph, i.e., change the public offering price and other selling terms.
42. Supplementally advise the staff if any short sales, whether naked or covered, will be made to anyone who has not bid and had their bid accepted.

The OpenIPO Auction Process - page 99
43. Supplementally advise the staff of the meaning of the word, "primarily" in the first paragraph. In this regard, explain what other methods of determining the price and allocation are to be used.
44. As you know, the staff of the Office of Chief Counsel is reviewing several aspects of the Plan of distribution and we may have additional comments as a result of that review.

Prior to Effectiveness - page 100
45. Supplementally advise the staff if any bid solicitation has occurred.

Recent sales - page II-2
46. Revise each issuance to include the number of purchasers and whether or not they were accredited investors or sophisticated investors.

Accountant Comments
General

47. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

48. Please file an updated consent with your pre-effective amendment.


49. Please revise to present all Industry Guide 3 information as of the latest fiscal year. We note many disclosures presented only as of September 30, 2004, which is helpful and potentially required under the instructions to the guide; however, such presentations alone do not comply with the requirements of the guide.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Comparison of Financial Condition at June 30, 2004 and 2003 - page
30

50. Please revise the comparison of financial condition for all periods presented to provide a discussion of how the trends depicted by changes in your financial condition may effect future operations.
Your current discussions appear to focus on the numerical changes between periods.

51. As a related matter, please revise your disclosure of the $109 million increase in net loans to provide more in-depth discussion about the reasons for the increase in loan purchases and originations. Your revised disclosure should address such matters as management`s strategy with respect to originating and/or purchasing these loans, whether they represent your entry into a new market and whether this high level of activity represents a trend that is reasonably expected to continue in future periods

52. Please revise to provide more robust analysis of the reasons your single family originations ranged from $7 million at June 30, 2002 to
$124.7 million at June 30, 2003 to $76.7 million in June 30, 2004. Your analysis should address the extent to which this downward trend in single family originations is reasonably expected to continue in future periods, as well as management`s plans for addressing this trend.

53. Please revise the second paragraph of your discussion of changes in stockholders equity to clarify that the dividends on preferred stock were paid in cash.

Average Balances, Net Interest Income, Yields Earned and Rates
Paid -
page 32

54. Please revise you table to present equity in its own line item separate from "other noninterest-bearing liabilities". This change also applies to your interest rate sensitivity table on page 47.

Comparison of the Three Months Ended September 30, 2004 and 2003 - page 34

55. Please revise the heading on your rate/volume analysis table to clarify that the figures presented are for the three months ended
September 30, 2004 and 2003.

56. Please revise your rate/volume analysis table to disclose the basis for allocation of rate/volume variances, the amount of loan fees included in the interest income computation (or supplementally confirm that this is not applicable), and the extent to which tax exempt income was calculated on a tax equivalent basis. Refer to section I.C of Guide 3 and the corresponding instructions.

Quantitative and Qualitative Disclosures About Market Risk - page
45

57. Please revise the comparison of results of operations and liquidity portions of your MD&A to more fully describe the extent of your one year negative interest rate sensitivity gap, its potential impact to your financial statements, and its impact upon your liquidity needs for the fiscal year ended June 30, 2005.

Business
Lending and Investment Activities - page 51

58. Please revise to present separately the total amount of all loans due after one year which a) have predetermined interest rates and
b)
have floating or adjustable interest rates.  Refer to Section
III.B
of Guide 3.

59. Please revise your loans activity summary on page 54 so that the information presented is disaggregated on a consistent basis. For example, consider providing this information in the form of a rollforward for each category of loan (i.e. Single family, multifamily, etc). The rollforward would start with the beginning balance for that category, plus originations and purchases, less sales, repayments, amortization of premiums and deferred fees, and provisions for loan losses to arrive at the ending balance. The sum of each category`s ending balance would then be the grand total of all loans held for investment and held for sale as of each balance sheet date as shown on your consolidated balance sheet on page F-3.

60. Please incorporate a footnote to the lending activities summary table to clarify why you purchased $127 million of single family loans in 2001 if your strategy is to sell all originated single family loans.

61. Please revise your table of changes in your allowance for loan losses on page 61 to provide the percent of loans in each category to total loans. Refer to Section IV.B of Guide 3.

Deposit Products and Services - page 61

62. Please revise your deposit composition table on page 62 present separately for each reported period, the average amount paid on each deposit category. Refer to section V.A of Guide 3.

63. As a related matter, we understand why you have annualized the rates provided for the period ended September 30, 2004. However, it is not clear why the rates at June 30, 2004, 2003, and 2003 have been annualized. Section V.A states that average rates paid on deposits should be provided for each reported period. Please consider revising to add a different footnote which refers to average rates and making any corresponding changes to the rates disclosed as necessary.

Consolidated Financial Statements

General

64. Please revise to clarify that all numbers presented in your footnotes (including both tables and verbiage) are provided in thousands, except for per share data.

Note 1 - Organizations and Summary of Significant Accounting
Policies
- page F-8

65. We note that approximately 63% of your total loan portfolio is secured by real estate located in the state of California. Please revise your business policy note to disclose this geographical concentration. Refer to paragraphs 20-25 of SOP 94-6.

66. Please revise your accounting policy for loans held for sale to disclose that you generally sell loans with the servicing released to the buyer and to describe how you account for gains and losses on the sale of loans.

67. Please revise your accounting policy with respect to the allowance for loan losses to more fully explain how management determines the allowance during each reporting period. Consider revising your policy to include the disclosures you provide on page
60 of your filing.

68. Your accounting policy footnotes appear to be missing disclosures regarding certain recently issued accounting pronouncements. For example, it is unclear what impact, if any, the adoption of SFAS 123R, 132R, 153 will have upon your financial statements. Please revise your financial statement footnotes and MD&A to address the impact of these pronouncements or supplementally tell us why you believe they do not affect your business.

Note 3 - Investment Securities - page F-12

69. Please revise to include the separate your disclosure of aggregate unrealized losses and aggregated related fair value of investments with unrealized losses into those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for
12 months or longer.  Refer to paragraph 18(b) of EITF 03-1.

Note 10 - Stockholders` Equity - page F-20

70. Please supplementally tell us the business purpose of issuing shares of your preferred stock at $10,000 per share and how this price was determined in light of the fact that you granted stock options for your common stock during the year ended June 30, 2004 at
$10.00 per share.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Lisa Haynes at (202) 824-5398 or John Nolan at (202) 942-1783.
All other questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-2889.

						Sincerely,



						William Friar
						Senior Financial Analyst

CC: 	Via Facsimile: (213) 892-5454
	Charles C. Kim, Esq.
	Morrison & Foerster, LLP
	555 West Fifth Street
	Los Angeles, CA 90013-1024

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BofI Holding, Inc.
Page 12